United States securities and exchange commission logo





                               August 10, 2022

       Thomas Finke
       Chief Executive Officer
       Adara Acquisition Corp.
       211 East Blvd.
       Charlotte, NC 28203

                                                        Re: Adara Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 12, 2022
                                                            File No. 333-266098

       Dear Mr. Finke:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed July 12, 2022

       Dear Stockholder Letter, page i

   1. Here and elsewhere where you state the percentage of the post-Business Combination company that various
holders will hold assuming no redemptions, please include the percentages assuming
maximum redemptions.
       Q. What Interest do the Adara Initial Stockholders and their affiliates have at risk if the business
       Combination is not completed?, page 17

   2. We note your disclosure concerning fees that your Initial Stockholders, directors and officers and their
affiliates will receive, and presently the actual figures are blank. Please
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FirstName LastNameThomas    Finke
Adara Acquisition Corp.
Comapany
August 10, NameAdara
           2022        Acquisition Corp.
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         ensure that the figures you will disclose will represent the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and their affiliates under the terms of the agreements.
3. We note that ThinkEquity performed additional services after the IPO, and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees paid and payable to ThinkEquity for all services provided, and clarify which fees are contingent on completion of the business combination.
Unaudited Pro Forma Condensed Combined Financial Information, page 84

4. You state the fair value of the Class E stock is estimated at $264 million. Please expand footnote 1(g) to clarify how the entire estimated fair value of the Class E stock is being accounted for in the pro forma financial statements and the basis for your treatment. Also, disclose the key assumptions used to compute the fair value.
5. Please expand your disclosure to state what the $4,065,000 under the Minimum
         Redemption Scenario for amounts paid related to retaining Public Shareholder funds in the merged entity represents, who it is paid to, how the amount is determined and if the amount may vary.
Background of the Business Combination, page 100

6. We note that in late September 2021, you began a dialogue with Messrs. Ogilvie and
         Walker. Please revise to provide more details concerning this dialogue. Please describe the dates of phone calls or meetings and who attended the meetings, including whether the parties' financial or legal advisors attended. If the conversations concerned items that became deal points, for example an estimate of the deal size, include that information, as well.
7. We note that on October 5, 2021, Loeb & Loeb forwarded to ThinkEquity and Adara an investor presentation. Please revise to state who prepared the investor presentation.
8.       We note that you were considering other potential targets. Please augment your
         disclosure to discuss the number, nature and businesses of the other targets you considered, the extent of the negotiations with such targets (including, for example, whether you signed non-disclosure agreements with or conducted due diligence regarding such targets), and the reasons you chose to cease considering them.
9.       We note your disclosure, "On October 12, 2021, Mr. Finke and certain members of
         Adara   s board of directors participated in an initial call to
discuss a possible transaction,
         including valuation expectations and general financial position." In this disclosure and throughout your discussion of the background of the business combination, please detail the names and roles of the persons who attended meetings, and provide details of the matters discussed, document drafts that were exchanged and agreements made. Please review your background disclosures and revise accordingly.
 Thomas Finke
FirstName LastNameThomas    Finke
Adara Acquisition Corp.
Comapany
August 10, NameAdara
           2022        Acquisition Corp.
August
Page 3 10, 2022 Page 3
FirstName LastName
Alliance Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 162

10. While you discuss certain factors to which changes in Net Revenues are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. Please ensure all material factors disclosed are quantified and analyzed (for example, describe the drivers of revenue in product categories that experienced significant change, including decreases in any categories and any associated trends). In addition, quantify the effects of changes in both price and volume on revenues categories, where appropriate, for each period presented. In this regard, we note disclosure elsewhere in the filing that states you have increased prices. Refer to Item 303(a) and
(b)(2)(ii) and
         (iii) of Regulation S-K, SEC Release 33-8350 and 501.04 of the staff s Codification of
         Financial Reporting Policies.
11. In the nine months ended March 31, 2022 compared to nine months ended March 31,
         2021, you discuss the fiscal year ended June 30, 2022 vinyl and gaming revenue compared to the prior year. Please revise to only include comparison amounts
         specific to the respective periods presented.
12. For cost of revenues for the nine months ended analysis, it appears you attribute the decrease in customer returns to the aspect that vinyl and gaming are sold as non-returnable product. Given this aspect appears to have been in effect in both periods, please clarify how it contributed to the decrease.
13. In both the annual and interim period analyses you cite pressure on the availability and cost of warehouse labor in regard to distribution and fulfillment expense. Please expand your disclosure to describe the cause(s) of the pressure, the effect of that pressure on amounts reported and the prospect of the continuing effect.
14. In cost of revenues analysis for the annual periods, you state total cost of revenues was negatively impacted by increasing your product mix to more gaming and a 33% decline in vendor funded MDF due to high product demand. Please expand your disclosure to discuss why gaming negatively impacted the level of total cost of revenues relative to your other product categories. Also, explain the relationship between the level of product demand and the amount and trend of MDF you recognize and why.
15. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.
Liquidity and Capital Resources
Cash Flow, page 170

16. Your analysis about operating activities appears to focus on how the amount was derived for each respective period rather than a period to period comparative analysis. Please revise to include a quantitative and qualitative discussion of the material factors causing a
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FirstName LastNameThomas    Finke
Adara Acquisition Corp.
Comapany
August 10, NameAdara
           2022        Acquisition Corp.
August
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         material variance between comparative periods. Refer to Item 303(b) and (c) of
         Regulation S-K and IV.B of Release No. 33-8350 for guidance.
17. You state supply chain issues due to Covid-related disruptions especially cargo from the
         Pacific contributed to the cash used by operating activities for the nine months ended
         March 2022. Please discuss in further detail the supply issues experienced and why they lead to higher inventory. In particular, relate how and why these issues were especially specific to cargo from the Pacific. Also discuss the prospect and duration of these issues continuing and any resultant negative or materially reduced level of operating cash flows and/or operations expected, as well as whether these disruptions materially affect your outlook or business goals. Further, provide further discussion regarding any mitigation efforts undertaken or that you intend to undertake and, if material, quantify the impact of such actions and discuss known trends or uncertainties resulting from such actions.
18. For the interim period ended March 2021 and fiscal year 2021, you attribute net cash generated by operating activities to the increase in sales from the acquisition of COKeM.
         However, it appears your cost of revenues and other operations also increased from the acquisition of COKeM that decreased operating cash flow. Please revise your disclosure to clarify the impact and extent of the COKeM acquisition on your net cash from operating activities.
General

19. It appears that underwriting fees to be paid in connection with your IPO remain constant and are not adjusted based on redemptions. In an appropriate place in your filing, disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.
20. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
21. With a view towards disclosure, please tell us whether your sponsor, officers or
 Thomas Finke
Adara Acquisition Corp.
August 10, 2022
Page 5
         directors have fiduciary or contractual obligations to other entities and, if so, how the board considered those conflicts in negotiating and recommnding the business combination. In addition, as it appears that your charter waived the corporate opportunities doctrine, address this potential conflict of interest and whether it impacted your search for an acquisition target or advise.
22. Please tell us what consideration you have given to whether you are required to provide a tax opinion. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19
         (in particular Section III.A.2).
23. Please include a risk factor regarding the exclusive forum provision in the Proposed
         Certificate of Incorporation, which you discuss on page 203.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at
202-551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-
3222 with any other questions.



FirstName LastNameThomas Finke                                  Sincerely,
Comapany NameAdara Acquisition Corp.
                                                                Division of
Corporation Finance
August 10, 2022 Page 5                                          Office of Trade
& Services
FirstName LastName